

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

August 30, 2010

Via Facsimile and U.S. Mail

Robert P. Latta, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304

> **Re:** **3PAR Inc.**
> **Amendments No. 1 to 4 to Schedule 14D-9 and Schedule 14D-9**
> **Filed August 23, 24, 26, 27, and 30, 2010**
> **File No. 005-83579**

Dear Mr. Latta:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 19

Reasons for the Recommendation, page 25

1. Please revise to update the disclosure of the board's reasons for recommending that shareholders accept the tender offer by Dell, in light of the offer by Hewlett-Packard.

2. We note the disclosure in the first paragraph that the board considered a "number of factors" in reaching their recommendation. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual <u>reasons</u> be cited to explain why a favorable recommendation is being made. Please revise this section to clarify which of the enumerated factors are in fact

reasons in support of the board's decision to recommend that the security holders accept the offer made by Dell.

Item 8. Additional Information

3. We note the recent litigation in connection with the proposed transaction with Dell. Please supplementally provide a copy of any documents relating to the pending legal proceeding, or file the complaint as an exhibit to the Schedule 14D-9. Refer to the Instruction to Item 1011(a)(5) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions